MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company")

Suite 501, 543 Granville Street

Vancouver, British Columbia

V6C 1X8

Item 2 Date of Material Change

July 10, 2023

Item 3 News Release

A news release reporting the material change was issued by the Company on July 11, 2023 through the newswire services of CNW Group, a copy of which was subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On July 11, 2023, the Company announced that:

a) it has completed the sale of the JR mineral clams that make up the Pine Valley property, which is part of the Cortez complex in Eureka County, Nevada, for $5 million in cash and Metalla will retain a 3% NSR royalty on the property; and

b) its board of directors has approved and declared a special dividend payment on the common shares of the Company in the amount of C$0.03 per common share in cash.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Sale of Cortez Mineral Claims

On July 11, 2023, the Company announced that it has closed on a purchase and sale agreement with Nevada Gold Mines, LLC ("Nevada Gold Mines"), an entity formed by Barrick Gold Corporation and Newmont Corporation (NYSE: NEM), for the sale by Metalla of the JR mineral claims that make up the Pine Valley property ("Property") which is part of the Cortez complex in Eureka County, Nevada, for $5 million in cash and Metalla will retain 3% NSR Royalty on the Property (the "Transaction").

Background

On December 14, 2020, Metalla acquired two private companies - Genesis Gold Corporation ("Genesis") and Geological Services Inc. - which together held a portfolio of eleven royalties, for $4.125 million in cash and common shares of the Company (see news release of the Company dated December 14, 2020). Pursuant to a Mining Lease agreement dated June 28, 2002, as amended (the "Lease"), Genesis had leased the Property for a term of 20 years, which term was extended up to June 28, 2023. The Lease included annual advanced royalty payments of $100,000 per year and a 3% royalty on production.

Pursuant to the Transaction, Metalla has extinguished the Lease and sold the Property outright to Nevada Gold Mines for $5 million and the retention by Metalla of a 3% NSR royalty on the Property (the "Royalty"), which does not contain any buy-down or buy-back rights.

Special Dividend

On July 11, 2023, the Company also announced that its board of directors has approved and declared a special dividend (the "Special Dividend") payment on the common shares of the Company (the "Shares") in the amount of C$0.03 per Share in cash.

The table below sets out the Special Dividend record and payment dates for shareholders of record.

	Declaration Date	Record Date	Payment Date	Payment Amount ($C)[1]
Special Dividend	July 10, 2023	August 1, 2023	September 15, 2023	$0.03

1 For payments of the Special Dividend to U.S. shareholders, the amount will be converted to U.S. dollars based on the exchange rate as of September 15, 2023.

The Special Dividends in the above table are 'Eligible Dividends' pursuant to the Income Tax Act of Canada.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

July 12, 2023

Forward-Looking Information

This material change report contains forward-looking statements and forward-looking information within the meaning of United States and Canadian regulations. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information in this report include, but are not limited to, statements with respect to the use of proceeds of sale of the Property; the payment of the Special Dividend and the anticipated timing thereof; the tax consequences of the payment of the Special Dividend; the anticipated amount of the Special Dividend per Share; the future value of the Company's stock; future cash generation; and the Company's potential to become a leading gold and silver company. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: cash flow; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine development, construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.